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                                                                   EXHIBIT 20(A)

Illumina, Inc.
NR200118


Contacts: Jay Flatley                      William Craumer
          President & CEO                  Director, Marketing Communications
          1-858-587-4290  x251             1-858-587-4290  x332
          jflatley@illumina.com            bcraumer@illumina.com



                                 ILLUMINA, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

SAN DIEGO, CALIFORNIA, May 4, 2001 -- Illumina, Inc. (Nasdaq: ILMN) announced today that its board of directors has adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right on each outstanding share of its common stock. The non-taxable dividend distribution will be made on May 14, 2001, payable to stockholders of record on that date. The rights will expire on May 14, 2011. Until the Rights become exercisable upon certain triggering events, the rights will trade with the Company's common stock as a unit.

The rights plan is similar to plans adopted by many other companies. The rights are designed to assure that all stockholders receive fair and equal treatment in certain proposed takeovers of the Company and to guard against coercive takeover tactics, which might provide inadequate or dissimilar value to stockholders. Each right will entitle stockholders to buy one unit of a share of preferred stock for $100. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or announces a tender or exchange offer which results in a person owning 15% or more of the Company's common stock.

If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than in connection with a tender or exchange offer for all the outstanding shares of the Company approved by the Company's board of directors, then all holders of the rights, other than the acquiring person, are entitled to acquire the Company's common stock at a substantial discount. If after such event, the Company is acquired in a merger


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or other business combination, rights holders would be able to buy the acquiring company's shares at a substantial discount.

The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) after a public announcement that a 15% position in the Company's common stock has been acquired.

The rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting to takeover.

Details of the Stockholder Rights Plan are outlined in a letter that will be mailed to all stockholders.

Illumina (Nasdaq: ILMN; www.illumina.com) is developing next-generation tools that will permit large-scale, analysis of genetic variation and function. The Company's proprietary BeadArray(TM) technology will provide the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics. Illumina's technology will have applicability across a wide variety of industries beyond life sciences and pharmaceuticals, including agriculture, food, chemicals and petrochemicals.

Statements included in this press release that are not historical in nature may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risks and uncertainties and reflect Illumina's judgment as of the date of this release. Actual events or results may differ from Illumina's expectations as a result of risks and uncertainties identified from time to time in the Company's reports filed with the U.S. Securities and Exchange Commission, including those discussed in "Factors Affecting Our Operating Results" and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina does not plan to update information about its operating results and related expectations until its next earnings release. The Company claims the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.